Exhibit 21.1

Subsidiaries of Carrollton Bancorp	State of Incorporation	Owned by	Percentage Ownership
Carrollton Bank	Maryland	Carrollton Bancorp	100%
Carrollton Financial Services Inc.	Maryland	Carrollton Bank	100%
Carrollton Community Development Corp.	Maryland	Carrollton Bank	96.4%
Carrollton Mortgage Services, Inc.	Maryland	Carrollton Bank	100%
Mulberry Street, LLC	Maryland	Carrollton Bank	100%